

July 12, 2013

Via E-mail
Marty Louie
Senior Vice President
Marcus & Millichap, Inc.
23975 Park Sorrento, Suite 400
Calabasas, CA 91302

> **Re: Marcus & Millichap, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 14, 2013**
> **CIK No. 0001578732**

Dear Mr. Louie:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please provide us with supporting documentation for all quantitative and qualitative business and industry data used in the registration statement. Clearly mark the specific language in the supporting materials that supports each statement. Further, please

confirm to us that third party industry and market data included in the registration statement was not commissioned by you or the underwriters. We provide the following statements by way of example only:

- "We have been the top commercial real estate investment broker in the United States based on the number of transaction over the last 10 years," page 1;

- "The total value of U.S. commercial real estate assets was estimated to be $12 trillion at the end of 2012," pages 2 and 52; and

- "According to Real Capital Analytics, average commercial real estate yields (capitalization rates) by the four major property types currently range from 6.1% to 7.3%...," page 54.

3. We note that, in exchange for debt, you intend to issue shares of common stock to MMC shareholders and to certain underwriters and that such shares will be offered for resale in this registration statement. Please explain to us in detail whether the initial sale of such shares was a completed private placement prior to filing the registration statement. See CDI, Securities Act Sections, Question 139. 06. Also advise us of the exemption from registration you relied upon.

Risk Factors, page 10

4. Please include a risk factor noting that one of your underwriters has a conflict of interest in the offering as they are participating in the debt-for-equity exchange, as discussed on page 89.

We are an "emerging growth company,"…, page 19

5. We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1). Please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Capitalization, page 26

6. Please clarify for us and in your filing if the 'application of the net proceeds' includes the payment of the special dividend. To the extent it does not include the reduction in cash and equity for this special dividend, please tell us how you determined it was not necessary to include this item.

7.   Please clarify for us and in your filing if the Pro Forma column will reflect the shares issued in the Debt-for-Equity Exchange.

Dilution, page 27

8.   Please clarify for us and in your filing if the decrease in net tangible book value per share attributed to the Spin-Off will reflect the shares issued in the Debt-for-Equity Exchange.

Unaudited Pro Forma Consolidated Financial Statements, page 29

9.   It appears you have a firm commitment from your underwriters. Please tell us how you determined it was not necessary to include a pro forma adjustment for the offering proceeds and related changes in equity.

10.   Please tell us how you determined it was not necessary to include a pro forma adjustment for the special dividend to certain stockholders in connection with the Spin-Off.

11.   Please tell us how you determined it was not necessary to include a pro forma adjustment for the change in equity in connection with the Spin-Off and the Debt-For-Equity Exchange. Your response should address the number of issued shares on a pro forma basis and any change to APIC and common stock, par value.

12.   You disclose that you will enter into a transition services agreement and you will procure your own insurance and other miscellaneous services. Please tell us if you have finalized any related agreements. To the extent you have finalized any agreements, please tell us how you determined it was not necessary to include a related pro forma adjustment. Please refer to SAB Topic 1B.2.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 33

13.   Please clarify the nature of the assumption of a liability related to amounts payable to former MMREIS shareholders. We may have further comments.

The Spin-off, page 35

14.   Please include a discussion as to the reasons Marcus & Millichap Company is undertaking the Spin-Off and provide an analysis as to why it has determined that it is not required to register the spin-off of shares under the Securities Act. Please see our Staff Legal Bulletin No. 4, available on our website at http://www.sec.gov/interps/legal/slbcf4.txt.

15.   We note your disclosure in the first bullet point that you intend to issue shares of
        common stock to MMC and to MMREIS shareholders in connection with the Spin-Off.
        Please tell us if you intend to register these shares or, alternatively, upon which
        exemption you intend to rely.

16.   Please expand your disclosure regarding the Spin-Off transactions and include a
        discussion of any assets and/or liabilities that you will assume.

17.   Please discuss in greater detail the nature of the MMC debt that is being exchanged for
        shares of common stock and that is owed to MMC shareholders and banks.

18.   Please discuss in greater detail here or in the use of proceeds section, the business
        purpose of the special dividend.

19.   Please include a discussion of the material terms of the tax-sharing agreement and the
        transition services agreement in an appropriate section of the prospectus.

20.   Please consider including an organizational chart reflecting the pre- and post-Spin-Off
        ownership structure for you and your affiliates.

Management's Discussion and Analysis of Financial Condition…, page 36

Critical Accounting Policies; Use of Estimates, page 49

Stock-Based Compensation, page 49

Amendments to Restricted Stock and SARS, page 50

21.   Please provide additional details relating to the accounting for the amendments to
        restricted stock and stock appreciation rights and the deferred stock units in conjunction
        with the offering. Cite any relevant accounting literature within your response.

2013 Omnibus Equity Incentive Plan, page 50

22.   We note your stock compensation expense will be subject to periodic adjustments to
        ensure that the cumulative amount of expense recognized is at least equal to the fair value
        of the portion of the award that has vested. Please tell us your basis in U.S. GAAP for
        this accounting treatment. Please refer to 718-10-35.

Business, page 58

23.   Please expand your discussion of your commercial real estate investment brokerage
        business, including geographic locations of your offices and greater detail on your
        independent contractor structure.

Management, page 68

24.   In a future amendment, please include the names of all director nominees and provide the disclosure required by Item 401(a) of Regulation S-K for each such nominee.

25.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Messrs. Marcus and Millichap should serve as directors. Refer to Item 401(e) of Regulation S-K.

Principal and Selling Stockholders, page 79

26.   We note that you appear to have combined the beneficial ownership table and the selling stockholder table. Please clarify if all those listed on the table are selling stockholders. Please also confirm that all selling stockholders are included in the table.

27.   Please disclose in the beneficial ownership table the natural persons with investment and voting power for the shares held by Marcus & Millichap Company.

Certain Relationships and Related Transactions, page 80

28.   For each transaction, please name the related person and the basis on which the person is a related person. Also discuss a related person's interest in the transaction including the related person's position or relationship with a company that is a party to the transaction. See Item 404 of Regulation S-K.

Underwriting, page 87

29.   We refer to the following sentence, which begins the second paragraph in this section: "The underwriters are committed to take and pay for all of the share being offered, *if any are taken*,…." (emphasis added) Please clarify if this is a firm commitment underwritten offering or an all-or-nothing offering.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

30.   Please include within your amended filing a dated audit report in accordance with Rule 2-02 of Regulation S-X.

Consolidated Statements of Income, page F-4

31.   Please tell us how you determined it was appropriate to include certain proforma information on the face of the income statement. Within your response, please reference

the authoritative accounting literature management relied upon. To the extent you continue to believe it is appropriate to retain this proforma information, please tell us and disclose in future filings that nature of the proforma adjustment.

Notes to consolidated Financial Statements, page F-8

1. Organization and Accounting Policies, page F-8

Other Assets, page F-9

32.   For accounts or commissions notes receivable that may not be impaired under the criteria in ASC 310-10-35, please tell us and expand your disclosure as to whether you evaluate these receivables for a general reserve. Refer to ASC 450-20-25 and paragraphs 33 – 36 of ASC 310-10-35.

Stock-Based Compensation, page F-11

33.   It appears that you account for your stock-based awards as liabilities. Please tell us how you determined it was appropriate to derecognize the liabilities. Please refer to ASC 405-20-40.

34.   Please clarify for us the terms of the stock options granted, specifically, how they are non-substantive and thus no related compensation expense is recorded. Within your response, please reference the authoritative accounting literature management relied upon.

Item 15. Recent Sales of Unregistered Securities, page II-2

35.   Please include the shares to be issued in connection with the Spin-Off in this section, as applicable.

Exhibit Index

36.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Marty Louie
Marcus & Millichap, Inc.
July 12, 2013
Page 7

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Senior Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Branch Chief

cc: Brett Cooper
        Orrick, Herrington & Sutcliffe LLP